------------------------------------------------------------------------------

------------------------------------------------------------------------------



                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                          ------------------


                            AMENDMENT NO. 1
                                  to
                            SCHEDULE 14D-9

                 Solicitation/Recommendation Statement
                  Pursuant to Section 14(d)(4) of the
                    Securities Exchange Act of 1934

                          ------------------


                     KRUPP REALTY FUND, LTD. - III
                       (Name of Subject Company)

                     KRUPP REALTY FUND, LTD. - III
                   (Name of Person Filing Statement)

                       LIMITED PARTNERSHIP UNITS
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)

                          ------------------


                            Laurence Gerber
                         The Krupp Corporation
                          470 Atlantic Avenue
                      Boston, Massachusetts 02210
                            (617) 423-2233

             (Name, Address and Telephone Number of Person
            Authorized to Receive Notice and Communications
             on Behalf of the Person(s) filing Statement)

                               COPY TO:

         Scott D. Spelfogel, Esq.              James M. Dubin, Esq.
           The Berkshire Group      Paul, Weiss, Rifkind, Wharton & Garrison
           470 Atlantic Avenue             1285 Avenue of the Americas
      Boston, Massachusetts 02210        New York, New York  10019-6064
             (617) 423-2233                      (212) 373-3000

------------------------------------------------------------------------------

------------------------------------------------------------------------------

            This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") by Krupp Realty Fund, Ltd. - III, a Massachusetts limited partnership (the "Partnership"), on December 5, 1996 and relates to the tender offer made by Krescent Partners L.L.C., a Delaware limited liability company (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on November 21, 1996, to purchase up to 5,117 of the Partnership's issued and outstanding Units of Investor Limited Partnership Interests (the "Units") at a purchase price of $315 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 21, 1996 and the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Items 4 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the
Schedule 14D-9 are used in this Amendment No. 1 with the same meanings as provided in the Schedule 14D-9.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

            Item 4(b)(i) of the Schedule 14D-9 is hereby deleted and replaced with the following:

                  (i) While the value of the Units is not readily ascertainable, since there is neither an established trading market nor a consistent historical pattern of making annual or periodic distributions in respect of the Units, the price specified in the Krescent Offer of $315 per Unit represents a significant discount from the Corporate General Partner's estimate of the inherent value of such Units. The Corporate General Partner has estimated the net asset value of each Unit to be $661. Such estimate assumes a sale of all of the Partnership's properties at their estimated values, and the distribution of the net proceeds of such sale to the Unit holders. The estimated values of the properties were determined based on the forecasted net operating income of such properties for calendar year 1996, to which cap rates were applied. Such cap rates, which range from 9.5% to 10.0%, vary by property (depending on the age and condition of each property) and were determined by officers of the Corporate General Partner, based on their expertise in the real estate industry. An amount equal to 6% of the estimated value of each property was deducted (before applying the cap rate) to reflect estimated transaction costs in connection with an assumed sale of each property. (Actual sale prices, transaction costs and market conditions will affect the actual amount available for distribution.) While the actual amount of liquidation proceeds distributed in respect of a Unit may be either above or below the estimate, the Corporate General Partner believes its estimate of the net asset value of a Unit is representative of current value. The Krescent

            Offer is less than 48% of such estimate. The Corporate General Partner recognizes that, in exchange for receiving the certainty of a cash purchase price from the Purchaser in connection with the Krescent Offer, Unit holders may prefer to forego the opportunity to hold their Units and receive proceeds upon the potential future liquidation of the Partnership's assets in excess of the amount being offered by the Purchaser. However, the Corporate General Partner believes that the price specified in the Krescent Offer reflects too great a discount to value.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS

            Item 9 of the Schedule 14D-9 is hereby amended by adding the following:

            (a)(iii) Form of cover letter to Unit holders from the Partnership dated December 11, 1996

                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 1996


                          KRUPP REALTY FUND, LTD. - III

                          By: The Krupp Corporation, a
                              general partner


                          By: s/Laurence Gerber
                              ----------------------------------
                              Name:   Laurence Gerber
                              Title:  President

                              EXHIBIT INDEX

      A new Exhibit 8 is hereby added to the Exhibit Index, as follows:


            Exhibit                  Description
            -------                  -----------

            8. Form of cover letter to Unit holders from the Partnership dated December 11, 1996